UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 83136 / April 30, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18462

In the Matter of **Revolutionary Concepts, Inc.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Revolutionary Concepts, Inc. ("REVO" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   REVO, a Nevada corporation currently or formerly based in Charlotte, North Carolina (CIK No. 0001320767), owns and licenses patents relating to smart camera technologies.

The common stock of REVO has been registered under Section 12(g) of the Exchange Act since October 2008. The common stock formerly was quoted on OTC Link, operated by OTC Markets Group, Inc., under the symbol REVO. On June 17, 2015, the Commission issued an order temporarily suspending trading in REVO's securities, due to concerns about the accuracy and completeness of REVO's public statements. (Exchange Act Release No. 75186, June 17, 2015).

B.   Among other things, REVO failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11, and 13a-13 thereunder, while REVO's common stock was registered with the Commission, in that: (i) REVO has not filed an Annual Report on Form 10-K since May 1, 2014; (ii) REVO has not filed periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2014; and, (iii) REVO has not filed current reports on Form 8-K to timely disclose certain events as required by Section 13(a) of the Exchange Act and Rule 13a-11 thereunder.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of May 1, 2018.[1]

By the Commission.

Brent J. Fields
Secretary

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[1]   This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.